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FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED MARCH 31, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): / /

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / /    No /X/

F O R M 6 K

for the three months
ended March 31 of
Fiscal Year 2004

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2003 AND MARCH 31, 2004

	December 31, 2003	March 31, 2004 (Unaudited)	March 31, 2004 (Unaudited)
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	299,937	284,321	$349,487
Accounts receivable—net	353,516	434,764	534,411
Sales and income taxes receivable	34,259	17,985	22,107
Inventories	404,216	392,250	482,154
Prepaid expenses and other	50,714	56,795	69,813
Net deferred tax assets—current	124,451	119,863	147,336

Total current assets	1,267,093	1,305,978	1,605,309

PROPERTY, PLANT AND EQUIPMENT—net	497,435	504,767	620,459

OTHER ASSETS
Goodwill	1,328,914	1,350,592	1,497,012
Intangible assets—net	764,698	768,759	1,108,094
Investments	13,055	13,319	16,372
Other assets	41,481	39,619	48,699

Total other assets	2,148,149	2,172,289	2,670,177

TOTAL	3,912,676	3,983,034	$4,895,945

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	516,905	455,037	$559,331
Current portion of notes payable	0	0	0
Current portion of long-term debt	390,935	442,524	543,951
Accounts payable	178,616	172,962	212,605
Accrued expenses and other	218,388	223,754	275,038
Accrual for customers' right of return	7,423	8,024	9,863
Income taxes payable	11,011	32,218	39,603

Total current liabilities	1,323,278	1,334,519	1,640,391

LONG TERM LIABILITIES
Notes payable	238,152	244,061	300,000
Long term debt	624,340	558,279	686,236
Liability for termination indemnities	47,241	48,729	59,897
Net deferred tax liabilities—non current	161,102	158,907	195,329
Other	124,156	135,712	166,817

Total long term liabilities	1,194,994	1,145,687	1,408,279

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	19,872	22,792	28,016

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—454,477,033 and 454,549,933 ordinary shares authorized and issued at December 31, 2003 and March 31, 2004, respectively; 448,042,247 and 448,115,147 shares outstanding at December 31, 2003 and March 31, 2004, respectively.	27,269	27,273	33,524
Additional paid-in capital	36,275	36,883	45,337
Retained earnings	1,619,313	1,690,488	2,077,948
Accumulated other comprehensive income (loss)	(238,335)	(204,621)	(251,521)

Total	1,444,521	1,550,023	1,905,288
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2003 and March 31, 2004.	69,987	69,987	86,028

Shareholders' equity	1,374,534	1,480,035	1,819,259

TOTAL	3,912,676	3,983,034	$4,895,945

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.2292 on March 31, 2004 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (UNAUDITED)

	2003	2004	2004
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	704,547	760,397	$934,679
COST OF SALES	208,016	236,147	290,272

GROSS PROFIT	496,531	524,250	644,408

OPERATING EXPENSES:
Selling and advertising	315,128	323,402	397,526
General and administrative	70,051	80,738	99,243

Total	385,179	404,140	496,769

INCOME FROM OPERATIONS	111,351	120,110	147,639

OTHER INCOME (EXPENSE):
Interest income	897	1,370	1,684
Interest expense	(11,808)	(12,082)	(14,851)
Other—net	(4,587)	4,362	5,361

Other income (expense) net	(15,498)	(6,351)	(7,806)

INCOME BEFORE PROVISION FOR INCOME TAXES	95,853	113,759	139,833
PROVISION FOR INCOME TAXES	28,761	39,870	49,008

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	67,092	73,889	90,825
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,478	2,714	3,336

NET INCOME	65,613	71,175	$87,488

EARNINGS PER SHARE:
Basic	0.15	0.16	$0.20

Diluted	0.15	0.16	$0.19

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	450,957.2	448,083.9
Diluted	452,104.3	450,048.0

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00=US$1.2292 on March 31, 2004 (see Note 6).

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2004
(UNAUDITED)

			Additional Paid-in Capital			Accumulated Other Comprehensive Income (loss)		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income (loss)		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2004	454,477,033	27,269	36,275	1,619,313		(238,335)	(69,987)	1,374,534
Exercise of stock options	72,900	4	608					612
Translation adjustment					34,088	34,088		34,088
Other					(374)	(374)		(374)
Net income				71,175	71,175			71,175

Comprehensive income					104,889

BALANCES, March 31, 2004	454,549,933	27,273	36,883	1,690,488		(204,621)	(69,987)	1,480,035

Comprehensive income					$128,930

(Thousand of US dollars)(1)
BALANCES, March 31, 2004	454,549,933	$33,524	$45,337	$2,077,948		$(251,521)	$(86,028)	$1,819,259

(1)
Translated at the Noon Buying Rate of Euro 1.00=US $1.2292 on March 31, 2004 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (UNAUDITED)

	2003	2004	2004
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	65,613	71,175	$87,488

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	1,478	2,714	3,336
Depreciation and amortization	33,073	35,302	43,393
Provision (Benefit) for deferred income taxes	(269)	(848)	(1,042)
Gains (Losses) on disposal of fixed assets—net	32	(15)	(18)
Termination indemnities matured during the period—net	514	1,312	1,613
Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	(36,810)	(76,346)	(93,845)
Prepaid expenses and other	593	7,979	9,808
Inventories	1,057	17,019	20,919
Accounts payable	(23,966)	(8,159)	(10,029)
Accrued expenses and other	4,693	3,095	3,804
Accrual for customers' right of return	417	412	506
Income taxes payable	14,992	20,867	25,650

Total adjustments	(4,196)	3,332	4,095

Cash provided by operating activities	61,417	74,507	$91,583

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.2292 on March 31, 2004 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004 (UNAUDITED)

	2003	2004	2004
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(10,409)	(12,957)	$(15,927)
Disposals	(1,718)	0	0
Purchase of business (net of cash acquired)	(23,708)	0	0
Increase in investments	0	(54)	(66)
Increase in intangible assets	(28,852)	(2)	(2)

Cash used in investing activities	(64,687)	(13,013)	(15,995)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	50,000	0	0
Repayments	(43,348)	(16,271)	(20,000)
Increase (Decrease) overdraft balances	136,893	(66,484)	(81,722)
Investment in treasury shares	(45,440)	0	0
Exercise of stock options	23	612	752
Dividends	0	0	0

Cash provided by (used in) financing activities	98,128	(82,143)	(100,970)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	94,858	(20,649)	(25,382)
CASH AND EQUIVALENTS, BEGINNING OF THE PERIOD	151,418	299,937	368,683

Effect of exchange rate changes on cash and cash equivalents	(5,057)	5,033	6,187

CASH AND EQUIVALENTS, END OF THE PERIOD	241,220	284,322	$349,488

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	6,344	11,261	$13,842
Cash paid during the period for income taxes	9,518	4,345	$5,340

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$1.2292 on March 31, 2004 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of March 31, 2004 and the related statements of consolidated income and cash flows for the three months ended March 31, 2003 and 2004 and the statement of consolidated shareholders' equity for the three months ended March 31, 2004 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated balance sheet at March 31, 2004, the statement of consolidated income and cash flows for the three months ended March 31, 2003 and 2004, and the statement of consolidated shareholders' equity for the three months ended March 31, 2004, are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the three months ended March 31, 2003 and 2004 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The consolidated financial statements as of and for the three months ended March 31, 2004 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF OPSM

        On June 16, 2003, our wholly-owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd ("OPSM"), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM's shares on August 8, 2003, OPSM's financial position and results of operations are reported in our consolidated financial statements since August 1, 2003.

        Under U.S. GAAP the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The valuation of OPSM's acquired assets and assumed liabilities is preliminary, and as a result, the allocation of the purchase price is subject to modification. Management believes it will finalize the valuation study by the end of June 2004. Preliminarily, the purchase price has been allocated as follows (Thousands of Euro):

Assets purchased:
Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name (useful life of 25 years, no residual value)	141,195
Other assets including deferred tax assets	12,616
Liabilities assumed:
Accounts payable and accrued expenses	(31,434)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Minority Interest	(11,246)
Bank overdraft	(42,914)

Fair Value of Net Assets	102,323
Goodwill	151,353

Total Purchase Price	253,676

        Certain consolidated adjusted financial information for the three month period ending March 31, 2003, giving effect to the OPSM acquisition as if it occurred on January 1, 2003, is disclosed in the section of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation for the three months ended March 31, 2003 and 2004".

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2003	March 31, 2004

Raw materials	62,209	63,854
Work in process	25,363	25,925
Finished goods	316,644	302,471

Total	404,216	392,250

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

5.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 11,007,200 ordinary shares of the Company were outstanding at March 31, 2004. Outstanding options granted under the Company's Stock Option Plans (10,037,200 ordinary shares) become exercisable in three equal annual installments and expire on or before January 31, 2012. During the first three months of 2004, 72,900 options were exercised. Options granted under the Company's Incentive Plans (970,000 ordinary shares) vest and become exercisable only if certain financial performance measures are met over the three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because each option's exercise price was equal to the fair market value of the underlying stock on each date of grant. Compensation expense will be recognized for the options issued under the Company's Incentive Plans based on the market value of the underlying ordinary shares when the number of shares to be issued is known.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2004, are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.2292, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 31, 2004. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The Company's 2003 and 2004 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

        The following discussion should be read in conjunction with the disclosure contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters"), since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut") and, since August 2003, OPSM Group Ltd. As of March 31, 2004, LensCrafters operated 875 stores located in the United States, Canada and Puerto Rico, Sunglass Hut operated 1,874 stores located in North America, Europe and Australia, and OPSM operated 595 stores located in Australia, New Zealand, Hong Kong, Singapore and Malaysia.

        Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our Retail Division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut in April 2001, we believe that this seasonality effect has increased. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the three months ended March 31, 2003 of Euro 1.00 = U.S. $1.0730 to Euro 1.00 = U.S. $1.2497 in the three months ended March 31, 2004. Additionally, with the acquisition of OPSM, the Company's results of operations have also been rendered susceptible to currency fluctuation between the Euro and the Australian Dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have negatively impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        In September 2003, through the completion of a tender and subsequent merger, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM's ordinary shares, and more than 90 percent of OPSM's options and performance rights, which entitles the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was A$ 442.7 million (Euro 253.7 million based on the exchange rate in effect at such time). The acquisition was accounted for under the purchase method and the financial condition and results of operations of OPSM have been included in the Company's consolidated results since August 1, 2003.

        On January 26, 2004, the Company and Cole National Corporation ("Cole") jointly announced that they have entered into a definitive merger agreement dated as of January 23, 2004, as amended as of June 2, 2004, with the unanimous approval of the Boards of Directors of both companies. Under the agreement, the Company will acquire all of the outstanding shares of Cole for a cash purchase price of U.S. $22.50 per share, plus, if on prior to July 20, 2004 Cole's stockholders approve the merger at their annual meeting of stockholders, an additional amount at the rate of four percent per annum from and after the date on which Cole's stockholders approve the merger agreement through the date of closing of the merger, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices. The merger is subject to the approval of Cole's stockholders and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements. The transaction is expected to close in the second half of 2004. Cole is a provider of vision care products and services, including managed vision care programs and personalized gifts, with 2,944 retail locations in the U.S., Canada and Carribean.

        On April 19, 2004, the Company stated that it had been made aware of an unsolicited, non-binding offer received by Cole from Moulin International Holdings Ltd. to acquire Cole in a merger. In a press release, the Company noted that Cole had decided to postpone to a date to be announced the special meeting of stockholders scheduled for the following day to vote on the Company proposal. The postponement was necessary to permit Cole to file and distribute to its stockholders updated proxy materials. In the same press release, the Company also noted that the recommendation by Cole's Board of Directors to vote for the merger agreement executed with the Company last January remained in effect and had not been modified or changed. In addition, Luxottica Group's Board of Directors did not deem it necessary to take any action in connection with the matters referred to in Cole's announcement distributed earlier on the same day and indicated that it would review such matters in due course.

        On May 13, 2004, Cole announced that Moulin International Holdings Limited had informed Cole that one of Moulin's financing sources was not prepared to provide senior debt financing on the terms originally proposed which were contemplated in Moulin's acquisition proposal.

        On June 2, 2004, the Company and Cole announced that they entered into an amendment to their previously executed merger agreement. The amendment provides for Cole's stockholders to receive interest on the original merger price, provided Cole's stockholders approve the merger on or prior to July 20, 2004. The interest, which is payable in cash together with the merger price of US$22.50 per share, would accrue at the rate of four percent per annum from and after the date on which Cole's stockholders approve the merger agreement through the date of closing of the merger.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three month ended March 31,

	2003 (Thousand of Euro)%		2004 (Thousand of Euro)%

Net sales	704,547	100.0	760,397	100.0
Cost of sales	208,016	29.5	236,147	31.1

Gross profit	496,531	70.5	524,250	68.9
Selling, general and administrative expense	385,179	54.7	404,140	53.1

Income from operations	111,351	15.8	120,110	15.8
Other expense (income)—net	15,498	2.2	6,351	0.8
Provision for income taxes	28,761	4.1	39,870	5.2
Minority interests	1,478	0.2	2,714	0.4

Net income	65,613	9.3	71,175	9.4

Non-GAAP Financial Measures

        The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of OPSM for the three month period ended March 31, 2003. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first quarter of 2004 and the first quarter of 2003 are calculated using for each currency the average exchange rate for the three-month period ended March 31, 2003.

        Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company's method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

	1Q 03 U.S. GAAP results	1Q 04 U.S. GAAP results	Adjustment for constant exchange rates	1Q 04 adjusted results
	(in millions of Euro)

Consolidated net sales	704.5	760.4	65.6	826.0
Manufacturing/Wholesale net sales	275.7	298.1	12.7	310.8
Less: intercompany sales	-40.3	-43.0	-5.5	-48.5
Wholesale sales to third parties	235.4	255.1	7.2	262.3
Retail net sales	469.2	505.3	58.4	563.7

        The results of operations for the three months ended March 31, 2004 include the results of operations of OPSM. Since the consummation of the OPSM acquisition did not occur until August 2003, the results of operations for the three months ended March 31, 2003 exclude the results of operations of OPSM. Because of this significant change, the Company has included the following table of consolidated adjusted sales and operating income for the three months ended March 31, 2003. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2003 and 2004 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.
the consolidated results of OPSM for the three month period ended March 31, 2003, prior to the acquisition are included in the adjusted amounts; and

2.
the elimination of wholesale sales to OPSM from Luxottica Group entities for the three month period ended March 31, 2003.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the OPSM acquisition been completed as of January 1, 2003.

        The following table reflects the Company's consolidated net sales and income from operations for the three-month period year ended March 31, 2003 as reported and as adjusted:

	1Q 03 U.S. GAAP results	Adjustment for OPSM	1Q 03 adjusted results
	(in millions of Euro)

Consolidated net sales	704.5	74.1	778.6
Consolidated income from operations	111.4	5.0	116.4

        Net Sales—Net sales increased 7.9 percent to Euro 760.4 million during the first three months of 2004, as compared to Euro 704.5 million for the same period of 2003. At constant exchange rates between the periods, net sales would have increased by 17.2 percent during the first three months of 2004, as compared to the same period of 2003. This increase was partially due to the consolidation of OPSM's results in the first quarter of 2004. The following table summarizes the combined effect on consolidated net sales of exchange rates and the OPSM acquisition to allow a comparison of operating performance on a consistent basis:

	Consolidated Net Sales

	1Q 03	1Q 04	% change
	(in millions of Euro)

US GAAP results	704.5	760.4	+7.9%
Exchange rate effect		65.6
Constant exchange rate	704.5	826.0	+17.2%
OPSM results in 2003	74.1
Consistent basis	778.6	826.0	+6.1%

        The 6.1 percent increase in net sales on a consistent basis in the first three months of 2004 as compared to the same period of 2003 is mainly attributable to the additional sales of Ray-Ban brand, the new Prada and Versace product lines, which sales began after the first quarter of 2003, and the increased sales of our retail division.

        During the first three months of 2004, net sales in the retail segment accounted for approximately 66.5 percent of total net sales, as compared to approximately 66.6 percent of total net sales in the same period of 2003.

        Net sales in the retail segment, through LensCrafters, Sunglass Hut and OPSM increased 7.7 percent to Euro 505.3 million for the first three months of 2004 from Euro 469.2 million for the same period of 2003. This increase was primarily due to the inclusion of the results of OPSM, partially offset by the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, net retail sales during the first three months of 2004 would have increased by 20.1 percent as compared to the same period of 2003. The following table summarizes the combined effect on retail segment net sales of exchange rates and the OPSM acquisition, to allow a comparison of operating performance on a consistent basis:

	Retail Segment Net Sales

	1Q 2003	1Q 2004	% change
	(in millions of Euro)

US GAAP results	469.2	505.3	+7.7%
Exchange rate effect		58.4
Constant exchange rate	469.2	563.7	+20.1%
OPSM results in 2003(1)	74.3
Consistent basis	543.5	563.7	+1.7%

(1)
This effect differs from the one relevant to consolidated net sales indicated above (Euro 74.1 million) because it is gross of inter-segment elimination.

        Comparable store sales during the first three months of 2004 increased 4.4 percent as compared to the same period of 2003.

        Net sales to third parties in the manufacturing and wholesale segment increased 8.4 percent to Euro 255.1 million for the first three months of 2004 as compared to Euro 235.4 million in the same period of 2003. Assuming constant exchange rates, wholesale sales to third parties for the first three months of 2004 would have increased by 11.5 percent as compared to the same period of 2003. This increase was mainly attributable to the additional sales of the Ray-Ban brand and the new Prada and Versace product lines, which sales began after the first quarter of 2003.

        On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 440.9 million during the first three months of 2004, comprising 58.0 percent of total net sales, a decrease of Euro 45.2 million from the same period of 2003. This decrease was substantially due to the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase of net sales of U.S. $29.5 million as compared to the same period of 2003). Net sales for the rest of the world accounted for the remaining Euro 319.5 million of net sales during the first three months of 2004, which represented a 46.3 percent increase as compared to the same period of 2003. This increase was mainly due to the inclusion of OPSM sales for the first three month period of 2004.

        Cost of Sales—Cost of sales increased 13.5 percent to Euro 236.1 million in the first three months of 2004, from Euro 208.0 million in the same period of 2003, and increased as a percentage of net sales to 31.1 percent from 29.5 percent, respectively. Manufacturing labor costs decreased 4.0 percent to Euro 62.8 million in the first three months of 2004, from Euro 65.4 million in the same period of 2003. As a percentage of net sales, cost of labor decreased to 8.3 percent in the first three months of 2004 from 9.3 percent in the same period of 2003. For the first three months of 2004, the average number of frames produced daily in Luxottica's facilities (including Tristar and the newly acquired IC Optics) was approximately 123,000 as compared to 126,000 for the same period of 2003.

        Gross Profit—For the reasons outlined above, gross profit increased 5.6 percent to Euro 524.3 million in the first three months of 2004, from Euro 496.5 million in the same period of 2003. As a percentage of net sales, gross profit decreased to 68.9 percent in the first three months of 2004 from 70.5 percent in the same period of 2003.

        Operating Expenses—Total operating expenses increased 4.9 percent to Euro 404.1 million in the first three months of 2004, from Euro 385.2 million in the same period of 2003. As a percentage of net sales, operating expenses decreased to 53.1 percent in the first three months of 2004 from 54.7 percent in the same period of 2003.

        Selling, royalty and advertising expenses increased 2.6 percent to Euro 323.4 million during the first three months of 2004, from Euro 315.1 million in the same period of 2003. As a percentage of net sales, these expenses decreased to 42.5 percent in the first three months of 2004 from 44.7 percent in the same period of 2003. This decrease is primarily attributable to cost savings in our North American retail division.

        General and administrative expenses, including intangible asset amortization, increased 15.3 percent to Euro 80.7 million in the first three months of 2004 from Euro 70.1 million in the same period of 2003. As a percentage of net sales, general and administrative expenses increased to 10.6 percent in the first three months of 2004 from 9.9 percent in the same period of 2003. This increase was primarily due to the consolidation of OPSM.

        Income from Operations—Income from operations for the first three months of 2004 increased 7.9 percent to Euro 120.1 million, from Euro 111.4 million in the same period of 2003. As a percentage of net sales, income from operations remained constant at 15.8 percent in the first three months of 2004 as in the same period of 2003. On a consolidated adjusted basis, including OPSM's results for the three-month period ended March 31, 2003, the increase in income from operations in the first three months of

2004, as adjusted, would have been 3.2 percent as compared to the same period of 2003, as adjusted (see following table).

	Consolidated Income from Operations

	1Q 03	1Q 04	% change
	(in millions of Euro)

US GAAP results	111.4	120.1	+7.9%
% of net sales	15.8%	15.8%

OPSM results in 2003	5.0

Consistent basis(1)	116.4	120.1	+3.2%
% of net sales	14.9%	15.8%

        Operating margin in the manufacturing and wholesale distribution segment decreased to 22.8 percent in the first three months of 2004, from 23.4 percent in the same period of 2003.

        Operating margin in the retail segment increased to 12.7 percent in the first three months of 2004 from 11.6 percent in the same period of 2003. On a consolidated adjusted basis, including OPSM's results for the three month period ended March 31, 2003, operating margin in the retail segment during the first quarter of 2003 would have been 11.2 percent (see following table).

	Retail segment Income from Operations

	1Q 03	1Q 04	% change
	(in millions of Euro)

US GAAP results	54.3	64.0	+17.9%
% of net sales	11.6%	12.7%

OPSM results in 2003(1)	6.4

Consistent basis	60.7	64.0	+5.4%
% of net sales	11.2%	12.7%

(1)
This effect differs from the one relevant to consolidated income from operations indicated above (Euro 5.0 million) because it is gross of inter-segment elimination.

        Interest and Other Expenses—Net interest and other expense was Euro 6.4 million in the first three months of 2004 as compared to Euro 15.5 million in the same period of 2003. This decrease was attributable to net realized and unrealized foreign exchange transaction and remeasurement gain, net of Euro 4.4 million recognized in the first quarter of 2004 as compared to losses of Euro 4.6 million on similar items in the same period of 2003.

        Net Income—Income before taxes increased 18.7 percent to Euro 113.8 million in the first three months of 2004, from Euro 95.9 million in the same period of 2003. As a percentage of net sales, income before taxes increased to 15.0 percent in the first three months of 2004, from 13.6 percent in the same period of 2003. Minority interest of Euro (2.7) million in the first three months of 2004 increased from Euro (1.5) million in the same period of 2003. The Company's effective tax rate was 35.0 percent in the first three months of 2004, in line with management estimates for the full year, while it was 30.0 percent in the same period of 2003. Net income increased 8.5 percent to Euro 71.2 million in the first three months of 2004 from Euro 65.6 million in the same period of 2003. Net income as a percentage of net sales increased to 9.4 percent in the first three months of 2004 from 9.3 percent in the same period of 2003.

        Basic and diluted earnings per share for the first three months of 2004 were Euro 0.16 increasing from Euro 0.15 for the same period of 2003.

        Other Financial and Operating Measures—Certain of the Company's credit agreements and other financing arrangements contain financial and operating covenants which are based on, among other things, the Company's "EBITDA" and "Net Financial Charges". Although neither EBITDA nor Net Financial Charges are financial measures presented in accordance with U.S. GAAP, management believes these measures are meaningful to the Company's investors because they provide useful information regarding the Company's ability to service its debt.

        "EBITDA" represents net income before income tax expense, interest expense, net, depreciation and amortization of property and equipment. When analyzing our operating performance, investors should not consider EBITDA in isolation or as a substitute for net income, cash flows from operating activities or other income statement or cash flow statement data prepared in accordance with U.S. GAAP. Our calculation of EBITDA is not necessarily comparable to that of other similarly titled measures reported by other companies. "Net Financial Charges" represents Interest Expense net of Interest Income. The following is a reconciliation of EBITDA and Net Financial Charges to operating measures based on U.S. GAAP.

	EBITDA and Net Financial Charges (Thousands of Euro)

	Three months ended		Twelve Months ended
	March 31, 2003	March 31, 2004	Dec 31, 2003	March 31, 2004

Net Sales	704,547	760,397	2,824,636	2,880,486
Income from Operations	111,351	120,110	431,787	440,546
Depreciation and Amortization	33,073	35,302	134,840	137,069
EBITDA	144,424	155,412	566,626	577,615
% of Sales	20.5%	20.4%	20.1%	20.1%
Interest Income	897	1,370	5,922	6,395
Interest Expenses	(11,808)	(12,082)	(47,117)	(47,391)
Net Financial Charges	(10,911)	(10,712)	(41,195)	(40,996)

LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2004, the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,415.6) million as compared to Euro (1,470.4) million as of December 31, 2003. This decrease in net debt is attributable to the cash generated by operating activities during the first three months of 2004.

        Set forth below is certain information regarding our net financial position as of December 31, 2003 and March 31, 2004:

	Dec. 31, 2003	Mar. 31, 2004
	(million of Euro)	(million of Euro)

Cash	299.9	284.3
Bank overdrafts	(516.9)	(455.0)
Current portion of notes payable	0	0
Current portion of long-term debt	(390.9)	(442.5)
Long-term debt	(862.5)	(802.4)

Net Financial Position	(1,470.4)	(1,415.6)

        "Net financial position" is not a financial measure in accordance with U.S. GAAP and is presented for informational purposes only. We believe that this measure is useful to investors as a measure of credit availability, leverage capacity and liquidity. The term "net financial position" is not, and should not be considered as, a substitute for our total long-term debt, total liabilities or any other financial measures presented in accordance with U.S. GAAP. Net financial position may differ from similarly titled financial measures used by other companies.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

        To refinance previously issued eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (1.590 percent on March 31, 2004) and the credit facility allows U.S. Holdings to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S.$ 125 million was outstanding as of March 31, 2004.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the "2002 Swap"), under which the beginning and maximum notional amount is U.S. $275 million, which decreases by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano S.p.A. In June 2000, the Company refinanced this short-term credit facility with a new credit facility with several financial institutions under which the total maximum borrowings are Euro 500 million. All amounts outstanding under this credit facility were repaid, and the credit facility was terminated in June 2003.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which will require a balloon payment of Euro 200 million in June 2004 and equal quarterly installments of principal repayments of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.439 percent on March 31, 2004). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.475 percent on March 31, 2004). The final maturity of the credit facility is December 31, 2005. The Company can select interest periods of one, two, three or six months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 650 million was outstanding as of March 31, 2004.

        In December 2002, the Company entered into two interest rate swap transactions ("Intesa Swaps") beginning with an aggregate maximum notional amount of Euro 250 million which will decrease Euro 100 million on June 27, 2004 and Euro 25 million in each subsequent 3-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor to a fixed rate of 2.985 percent per annum.

        On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

        In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (the "DB Swap"). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes to a floating rate of the six month LIBOR rate plus 0.6575 percent for the Series A Notes and the six month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

        In June 2004, the company entered into a new five year credit facility of Euro 740 million and US$ 325 million. Refer to "Recent Developments" for further explanation.

        On September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of performance rights and options of OPSM for an aggregate of A$ 442.7 million (Euro 253.7 million). The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short term lines available. The new credit facility includes a Euro 150 million term loan, which will require equal semiannual installments of principal repayments of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.517 percent on March 31,

2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolver portion can be borrowed and repaid until final maturity. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2.620 percent on March 31, 2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, Euro 200 million was outstanding as of March 31, 2004.

        Capital expenditures for the first three months of 2004 were Euro 13.0 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company's ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18 month period commencing on that date. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through March 31, 2004, U.S. Holdings had repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

        In May 2001, certain former stockholders of Sunglass Hut International, Inc. ("SHI") commenced an action in the U.S. District Court for the Eastern District of New York against the Company, its acquisition subsidiary formed to acquire SHI and certain other defendants, on behalf of a purported class of former SHI stockholders, alleging in the original and in the amended complaint filed later, among other claims, that the defendants violated certain provisions of U.S. securities laws, and rules thereunder in connection with the acquisition of SHI in a tender offer and second-step merger, by reason of entering into a consulting, non-disclosure and non-competition agreement, prior the commencement of the tender offer, with the former chairman of SHI, which purportedly involved paying consideration to such person for his SHI shares and his support of the tender offer that was higher than that paid to SHI's stockholders in the tender offer. The Company and the other defendant filed a motion to dismiss the complaint in its entirety which, on November 26, 2003, the Court granted in part and denied in part. The Court granted the Company's motion to dismiss plaintiffs' claim under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, but denied the Company's motion to dismiss the claims under Rule 14d-10 relating to the consulting, non-disclosure and non-competition agreement with Mr. Hauslein, the former chairman of SHI, and aiding and abetting alleged breaches by SHI's former directors of their fiduciary duties, noting that it was obligated, for the purpose of rendering its decision on the motion to dismiss, to treat all of the plaintiffs' allegations in the complaint as true. On June 8, 2004, the consolidated complaint was further amended to add Mr. Leonardo Del Vecchio, our Chairman, as a party defendant in respect of the two remaining claims. The Company continues to believe that the claims that were not dismissed are without merit and that its defenses are meritorious, and will continue to defend against such claims vigorously. However, the Company can provide no assurance as to the outcome of the case.

        In December 2002, the Company was informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company has been fully cooperating with this investigation and intends to continue to do so, by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome or timing of this investigation.

        On August 29, 2003, the Securities Appellate Tribunal (SAT) in India upheld the decision to require a subsidiary of the Company to make a public offering to acquire up to an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. On October 30, 2003, the Company announced that it intended to comply with the SAT's decision and that the Company, through its subsidiary, Ray Ban Indian Holdings Inc., would launch a public offer to purchase an additional 20 percent of the outstanding shares of RayBan Sun Optics India Ltd. The Company expects the aggregate cost of the offer to be approximately Euro 16 million, including stipulated interest increments. In accordance with applicable Indian regulation, the Company placed in escrow with the Manager of the Offer Rs 226 million (Euro 4.2 million). On November 17, 2003, the Supreme Court of India stayed the SAT's order and directed that the matter be further reviewed at the end of January 2004, provided that the Company issue a letter of credit in favor of the Indian securities regulatory agency within the following four week period of Rs 630.6 million (Euro 11.9 million). The Company complied with such requirement and the review had been delayed until April 1, 2004. The Court directed the appeal to be listed in the week commencing July 4, 2004.

        On January 26, 2004, the Company and Cole National Corporation ("Cole") jointly announced that they have entered into a definitive merger agreement dated as of January 23, 2004, as amended as of June 2, 2004, with the unanimous approval of the Boards of Directors of both companies. Under the agreement, the Company will acquire all of the outstanding shares of Cole for a cash purchase price of U.S. $22.50 per share, plus, if on or prior to July 20, 2004 Cole's stockholders approve the merger at their annual meeting of stockholders, an additional amount at the rate of four percent per annum from and after the date on which Cole's stockholders approve the merger agreement through the date of closing of the merger, together with the purchase of all outstanding options and similar equity rights at the same price per share, less their respective exercise prices. The merger is subject to the approval of Cole's stockholders and the satisfaction of other customary conditions, including compliance with applicable antitrust clearance requirements. The transaction is expected to close in the second half of 2004. Cole is a provider of vision care products and services, including managed vision care programs and personalized gifts, with 2,944 retail locations in the U.S., Canada and Carribean.

        On April 19, 2004, the Company stated that it had been made aware of an unsolicited, non-binding offer received by Cole from Moulin International Holdings Ltd. to acquire Cole National in a merger. In a press release, the Company noted that Cole had decided to postpone to a date to be announced the special meeting of stockholders scheduled for the following day to vote on the Company proposal. The postponement was necessary to permit Cole to file and distribute to its stockholders updated proxy materials. In the same press release, the Company also noted that the recommendation by Cole's Board of Directors to vote for the merger agreement executed with the Company last January remained in effect and had not been modified or changed. In addition, Luxottica Group's Board of Directors did not deem it necessary to take any action in connection with the matters referred to in Cole's announcement distributed earlier on the same day and indicated that it would review such matters in due course.

        On May 13, 2004, Cole announced that Moulin International Holdings Limited had informed Cole that one of Moulin's financing sources was not prepared to provide senior debt financing on the terms originally proposed which were contemplated in Moulin's acquisition proposal.

        On June 2, 2004, the Company and Cole announced that the parties entered into an amendment to their previously executed merger agreement. The amendment provides for Cole's stockholders to receive interest on the original merger price, provided Cole's stockholders approve the merger on or prior to July 20, 2004. The interest, which is payable in cash together with the merger price of US$22.50 per share, would accrue at the rate of four percent per annum from and after the date on which Cole's stockholders approve the merger agreement through the date of closing of the merger.

        On June 3, 2004, the Company and Luxottica U.S. Holdings Corp. entered into a new credit facility with a group of banks of Euro 740 million and US $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring nine equal quarterly installments of Euro 45 million beginning in June 2007 which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A debt, as it matures. Tranche B is a term loan of US$ 325 million which is to be used by U.S. Holdings to finance the purchase price of the proposed acquisition of Cole. Amounts borrowed under Tranche B will mature in June 2009. Tranche C is revolving credit facility of Euro 335 million-equivalent multi-currency (EURO/US$). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. The Company can select interest periods of one, two, three or six months with interest accrueing on Euro denominated loans based on the corresponding EURIBOR rate plus a Margin and U.S. $ denominated loans based on the corresponding LIBOR rate plus a Margin which are all defined in the agreement. The new credit facility contains certain financial and operating covenants. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa, Bank of America, Citigroup, HSBC, Mediobanca, The Royal Bank of Scotland (Documentation Agent) and UniCredit Banca Mobiliare. UniCredito Italiano S.p.A. - New York Branch and Unicredit Banca d'Impressa S.p.A. will act as Facility Agents.

        On February 18, 2004, the Company announced the renewal of the licensing agreement for the design, production and worldwide distribution of prescription frames and sunglasses with Chanel. The licensing agreement provides for continuation of substantially the same terms and conditions of the current contract and will expire on March 31, 2008.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, risks that the merger with Cole National Corporation will not be completed, including risks that regulatory or stockholder approval of the merger will not be obtained, risks that legislative or regulatory developments may occur that could have the effect of delaying or preventing the merger and uncertainty as to the timing of obtaining regulatory approval, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights, and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2002 (included under Item 3—"Key Items—Risk Factors") and its other filings with the Securities and Exchange Commission.

LUXOTTICA GROUP S.p.A.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.
By: /s/ ROBERTO CHEMELLO
Date June 11, 2004	ROBERTO CHEMELLO CHIEF EXECUTIVE OFFICER

        Set forth below is the text of a press release issued by the Company for the three months ended March 31, 2004. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica Group Posts Solid 1Q04 Results

Group highlights for the first quarter of 2004:

    •     Net sales up 7.9% to EURO 760.4 (US$950.3 million)

    •     Operating income up 7.9% to EURO 120.1 million

    •     Net income up by 8.5% to EURO 71.2 (US$89.0 million)

    •     Earnings per share (or ADS) to EURO 0.16, or earnings per ADS of US$0.20

        Milan, Italy, April 26, 2004—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced results for the three-month period ended March 31, 2004(1).

Consolidated Results

    •     First quarter results

    •     Consolidated net sales for the quarter improved year-over-year by 7.9 percent to EURO 760.4 million.

    •     Consolidated operating income for the quarter improved year-over-year by 7.9 percent to EURO 120.1 million. Consequently, consolidated operating margin for the quarter was 15.8 percent.

    •     Consolidated net income for the quarter improved year-over-year by 8.5 percent to EURO 71.2 million. Consequently, consolidated net margin for the quarter was 9.4 percent.

    •     Earnings per share or per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EURO 0.16. In U.S. Dollars, earnings per ADS (EPADS) for the quarter were US$0.20.

    •     Consolidated net outstanding debt as of March 31, 2004, was EURO 1,415.6 million compared with EURO 1,470.4 million as of December 31, 2003. This reflected an improvement of EURO 54.8 million, due to positive cash flow generation for the quarter.

Chairman's statement:

        Leonardo del Vecchio, chairman of Luxottica Group, commenting on the consolidated results for the first quarter, said: "Our results for the period were particularly encouraging, especially in light of the 14 percent year-over-year devaluation of the U.S. Dollar against the Euro in the period. At the same time, based on market feedback and other indicators we believe to have further strengthened our leadership even in markets that are not growing in absolute terms, but are strategic to our Group. This demonstrates the strong balance of our brand portfolio, which in 2003 grew even stronger and, thanks to our recognized leadership in design, production quality and wholesale distribution, is making us today more competitive and more attractive as a partner for the more prestigious designer brands.

        Today, our Group is benefiting from both the improvement in the macro-economic environment, particularly in the U.S., and a number of initiatives launched over the past 18 months to address developments both within and outside the Group. With respect to this, we were pleased to see how our Group was again quick in addressing developments that could have potentially affected us in the long term. Today, after turning the corner on a 2003 that was challenging for the entire sector, our Group finds itself stronger yet and better positioned than the rest of the sector to take advantage of improvements in the markets. As a result, by the end of the current quarter we could revise upwards our previously announced projections for the full year if, in addition to the factors listed above, store traffic consolidates further and the U.S. Dollar should continue in its slow-paced strengthening."

Breakdown of Manufacturing/ Wholesale and Retail Results

    •     Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for the first quarter improved year-over-year by 8.1 percent to EURO 298.1 million.

        Manufacturing/wholesale operating income for the quarter was EURO 68.0 million, reflecting an operating margin of 22.8 percent.

        Mr. Del Vecchio, commenting on the results of the manufacturing/wholesale division, continued: "The results posted for the quarter by our new designer brands Versace and Prada continue to confirm our original expectations both in terms of sales and profitability. At the same time, results from the expansion of the product offering of our collections, as we did with Ray-Ban Ophthalmic, are ahead even of our own expectations, showing that house brands continue to play a fundamental role in our portfolio strategy."

    •     Retail Division

        Retail sales improved year-over-year by 7.7 percent to EURO 505.3 million. Same store sales for the quarter improved year-over-year by 4.4 percent(2).

        Retail operating income for the first quarter rose by 17.9 percent to EURO 64.0 million, resulting in an operating margin of 12.7 percent, compared with operating margin of 11.6 percent for the comparable quarter last year.

        Mr. Del Vecchio concluded: "We are pleased with the performance of our retail division for the first quarter. Same store sales for the period were up for both LensCrafters and Sunglass Hut International, with Sunglass Hut's figures being slightly higher. This was mainly attributable to two factors: the recovery in the macro-economic environment, especially in the U.S., and improved marketing efforts.

        Sales and productivity improvements were the main drivers of the rise in operating profitability at our retail operations, reflecting ongoing efforts to streamline in-store service processes, especially at LensCrafters, as well as overall solid cost control, which is and will continue to be our main focus Group-wide."

About Luxottica Group S.p.A.

        Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal,

Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

        In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of EURO 2,824.6 and EURO 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement:

        Certain statements in this press release may constitute "forward looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the respective companies' filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assumes any obligation to update them.

Company contacts:

Luxottica Group S.p.A.
Sabina Grossi, Director, Investor Relations
Luca Biondolillo, Investor & Media Relations
Alessandra Senici, Investor Relations

Investorrelations@luxottica.com
Tel.: +39-02-8633-4665

(1)
Unless otherwise noted, all comparisons made in this announcement are between the three-month period ended March 31, 2004, and the equivalent three-month period ended March 31, 2003. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International, LensCrafters and OPSM Group. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica Group considers the financial results denominated in Euro (EURO), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. Dollars were converted at the average exchange rate for the three-month period ended March 31, 2004, of EURO 1.00 = US$1.2497, compared with EURO 1.00 = US$1.0730 for the first quarter of 2003. Results of the OPSM Group operations were consolidated into the Group's results as of August 1, 2003.

(2)
Same store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area. In this case, for the purposes of rendering a picture of the Group's retail results as complete as possible, results of OPSM Group were included in the comparison as if the operations had been consolidated as of January 1, 2003. As a reminder, OPSM Group was formally consolidated into Luxottica Group's as of August 1, 2003.

# # #

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•101 Barclay Street West, New York, NY 10286 USA

Tel. + 1.212.815.8365 - Fax + 1.212.571.3050

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 9A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-359
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER -
LUCHTHAVENLEI 7/A
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

SUNGLASS HUT AUSTRALIA PTY LIMITED
UNIT 2
SKYLINE PLACE FRENCH FOREST
AUSTRALIA

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE -
PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
4000 LUXOTTICA PLACE
MASON - OHIO 45040 - USA

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

OPSM GROUP LIMITED
UNIT 97, 79-99 ST HILLIERS ROAD
AUBURN NSW 2144 - AUSTRALIA

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9 PISO
ENTRE MOLIERE Y BLVD. M.
AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING - 8F
10-9 AOBADAI 3 - CHOME
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAUD,
1685-PRIVATE BAG X213
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 97 - 79-99 ST. HILLIERS ROAD
AUBURN NSW - 2144 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
KENDAH HOUSE - SHEIK ZAYED ROAD
P.O. BOX 62504 - DUBAI - U.A.E.

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
FLAT 802, TOWER-A
SIGNATURE TOWERS, SOUTH CITY
GURGAON 12202 INDIA

LUXOTTICA (DONG GUAN) TRISTAR
OPTICAL CO. LTD.
OU DENG CUN
DONG GUAN CITY
GUAN DONG PROVINCE
THE PEOPLES REPUBLIC OF CHINA

LUXOTTICA OPTICS LTD.
32 MASKIT ST - HERZELIA - PITUAH
P.O.B. 2038 HERZELIA 46120-ISRAEL

SUNGLASS HUT (UK) LIMITED
IRON BRIDGE CLOSE
GREAT CENTRAL WAY
LONDON, NW 10 ONW

www.luxottica.com

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1	Facilities Agreement, dated 3 June 2004, for Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp. arranged by ABN AMRO Bank N.V., Banca Intesa S.p.A., Banc of America Securities Limited, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca—Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. with UniCredito Italiano S.p.A., New York branch, and Unicredit Banca D'Impresa S.p.A., acting as Agents
4.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 2, 2004, by and between Luxottica Group S.p.A., Colorado Acquisition Corp. and Cole National Corporation
99.1	Notice of Ordinary and Extraordinary Meeting of Shareholders and Proxy Statement for Luxottica Group S.p.A.'s Ordinary and Extraordinary Meeting of Shareholders to be held on June 17, 2004

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LUXOTTICA GROUP S.p.A. INDEX TO FORM 6—K
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